Filed Pursuant to Rule 424(b)(5)

Registration No. 333-279435

PROSPECTUS SUPPLEMENT

(To Prospectus Supplements dated June 26, 2026, December 12, 2025, and September 30, 2025, to Prospectus dated May 28, 2024)

Up to $4,251,456

Common Stock

This prospectus supplement amends and supplements the information in the prospectus, dated May 28, 2024 (the “ATM Prospectus”), to the accompanying base prospectus, dated May 28, 2024 (the “Base Prospectus” and, collectively with the ATM Prospectus, the “Prospectus”), filed as a part of our registration statement on Form S-3 (File No. 333-279435) (the “Registration Statement”), as supplemented by the prospectus supplement, dated September 30, 2025, the prospectus supplement, dated December 12, 2025, and the prospectus supplement, dated June 26, 2026, relating to the offering, issuance and sale by us of our common stock, par value $0.001 per share (“Common Stock”), from time to time that may be issued and sold under the At The Market Offering Agreement (the “Sales Agreement”), dated May 15, 2024, with H.C. Wainwright & Co., LLC, as lead agent (the “Lead Agent”) and the co-agents party thereto (collectively with the Lead Agent, the “Sales Agents”). Through the date hereof, we have sold an aggregate of $10,723,983 of shares of our Common Stock through the Sales Agents under the Sales Agreement. This prospectus supplement should be read in conjunction with the Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements thereto.

The purpose of this prospectus supplement is to increase the amount of shares we are offering pursuant to the Sales Agreement and the Prospectus, such that we are now offering to sell shares of our Common Stock having a maximum aggregate offering price of up to $4,251,456 through the Sales Agents.

As of the date of this prospectus supplement, the aggregate market value of our outstanding Common Stock held by non-affiliates, or the public float, was $51,749,855, which was calculated based on 3,827,652 shares of our outstanding Common Stock held by non-affiliates at a price of $13.52 per share, the closing price of our Common Stock on the Nasdaq Capital Market on May 8, 2026. During the 12 calendar months prior to, and including, the date of this prospectus supplement, we sold securities with an aggregate market value of approximately $12,998,495 pursuant to General Instruction I.B.6 of Form S-3. After giving effect to the offering limit imposed by General Instruction I.B.6 of Form S-3 and deducting amounts offered and sold pursuant to General Instruction I.B.6 of Form S-3 in the 12 calendar months prior to the date of this prospectus supplement, we may offer and sell shares of our Common Stock having an aggregate offering price of up to $4,251,456 pursuant to General Instruction I.B.6 of Form S-3.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 1 of this prospectus supplement, page 3 of the ATM Prospectus and any similar section included in any accompanying prospectus supplement and in the documents incorporated by reference in the ATM Prospectus for a discussion of the factors you should carefully consider before deciding to purchase these securities.

Our Common Stock are listed on the Nasdaq Capital Market under the symbol “USGO”. On July 2, 2026, the last reported sale price of our common stock as reported on the Nasdaq Capital Market was $8.84 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Lead Agent

H.C. Wainwright & Co.

Co-Agents

Ventum Financial Corp.	Stifel

The date of this prospectus supplement is July 6, 2026.

RISK FACTORS

Investing in our common stock involves a high degree of risk. Before deciding whether to invest in our common stock, you should consider carefully the risks and uncertainties described below. You should also consider the risks, uncertainties and assumptions discussed under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, that is incorporated by reference in this prospectus supplement and the ATM Prospectus, along with any amendment or update thereto reflected in subsequent filings with the SEC, including in our future annual reports on Form 10-K and quarterly reports on Form 10-Q, and all other information contained or incorporated by reference in this prospectus supplement, as updated by our subsequent filings under the Exchange Act. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that could have material adverse effects on our future results. If any of these risks actually occurs, our business, business prospects, financial condition or results of operations could be seriously harmed. This could cause the trading price of our common stock to decline, resulting in a loss of all or part of your investment.

Risks Related to this Offering and Ownership of our Securities

The issuance of shares of common stock upon exercise of warrants during a period in which our registration statement on Form S-1 (Registration No. 333-269693) (the “Prior Registration Statement”) was not current may not have been in compliance with Section 5 of the Securities Act, which could give rise to rescission rights or other claims by holders of such shares.

During the period in which the prospectus contained in our Prior Registration Statement was not current under Section 10(a)(3) of the Securities Act, 8,633 shares of our common stock (the “Affected Warrant Shares”) were issued upon exercise of our warrants without a restrictive legend for aggregate cash proceeds of $112,229. The Affected Warrant Shares were issued inadvertently, as the Company had not identified at the time of such exercises that the prospectus contained in the Prior Registration Statement was no longer current under Section 10(a)(3) of the Securities Act. Because the prospectus was not current at the time of such exercises, these issuances may not have been made in compliance with Section 5 of the Securities Act. As a result, holders of the Affected Warrant Shares may have rescission rights under Section 12(a)(1) of the Securities Act. In addition, we could become subject to regulatory action by the SEC or other regulatory authorities in connection with any such non-compliance.

However, we believe that the issuances of the Affected Warrant Shares may have been exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(1) thereof, which exempts “transactions by any person other than an issuer, underwriter, or dealer”. Based on the information available to the Company, we believe that none of the holders of the Affected Warrant Shares was an underwriter (within the meaning of Section 2(a)(11) of the Securities Act), an affiliate of the Company, or a broker or dealer. Rather, the holders acquired and held the warrant shares for their own accounts and not with a view to distribution. On that basis, we believe the transactions in the Affected Warrant Shares may not have required registration under Section 5 of the Securities Act, and we would not be liable for any failure to register such issuances.

Of the 8,633 Affected Warrant Shares issued during the relevant period, 7,600 warrant shares (representing aggregate cash proceeds of $98,800) were issued to a director of the Company or to an entity controlled by such director (the “Insider Shares”), and such shares continue to be held by such director subject to transfer restrictions and required restrictive legends under the Securities Act. Accordingly, the practical rescission exposure with respect to third-party investors is limited to the remaining 1,033 warrant shares (representing aggregate cash proceeds of $13,429), which were underlying warrants held in street name.

Any potential Section 5 violation does not render the underlying shares void or legally defective. The 8,633 Affected Warrant Shares were duly authorized, validly issued, fully paid, and non-assessable upon exercise of the warrants and are legally issued and outstanding shares of common stock, subject, in the case of the Insider Shares, to the applicable transfer restrictions referenced above.

Furthermore, even if holders were to exercise rescission rights, we believe the maximum aggregate amount of consideration that could be subject to such claims is approximately $112,229, representing the aggregate exercise price paid for such shares, plus any applicable statutory interest, which we believe would not materially impact the Company’s financial condition, results of operations, or liquidity. No assurance can be given, however, that we will not face claims, regulatory action, or litigation arising from such issuances, which could result in legal expenses and diversion of management’s time and attention.